DISCOVER the difference

February 13, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Senior Living Corporation Form 8-K Filed August 2, 2016 File No: 1-13445

Dear Mr. Spirgel:

This letter sets forth the additional response of Capital Senior Living Corporation (the “Company”) to the comment letter dated December 22, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above-captioned Form 8-K.  For the convenience of the Staff, we have set forth below, in bold-face type, the text of the comment in the Comment Letter followed by the Company’s response thereto.

Form 8-K filed August 2, 2016

Exhibit 99.1

1.	We have read your response to comment 2 and we believe that your non-GAAP presentation of EBITDAR that excludes lease expense is inconsistent with Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise in your next earnings release.

As discussed with the Staff, in the future, the Company will present Adjusted EBITDAR as a financial valuation measure, rather than as a financial performance or operating measure, and will no longer present Adjusted EBITDAR margin.  Attached as Exhibit A are portions of the Company’s third-quarter earnings release that reflect how the Company would propose to present Adjusted EBITDAR in the future.

Thank you for your consideration.  Because the Company expects to issue its next earnings release on or about February 28, 2017, the Company would appreciate the Staff’s prompt attention to its response.  Please do not hesitate to contact me at (972) 770-5600 with any questions or concerns.

Sincerely,

/s/ CAREY P. HENDRICKSON

Carey P. Hendrickson
Senior Vice President and Chief Financial Officer
Capital Senior Living Corporation

cc:	Claire DeLabar, Staff Accountant Terry French, Accountant Branch Chief Courtney Lindsay II, Staff Attorney John C. Kennedy Paul, Weiss, Rifkind, Wharton & Garrison LLP

Exhibit A

Illustrative Non-GAAP Disclosure

[See attached]

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDAR was $38.0 million in the third quarter of 2016, a 4.3% increase from the third quarter of 2015.  Adjusted EBITDAR is a financial valuation measure, rather than a financial performance measure, used by management and others to evaluate the value of companies in the senior living industry.  The three communities undergoing repositioning, lease-up or significant renovation and conversion, not included in Adjusted EBITDAR, generated an additional $0.8 million of EBITDAR.

Description of Non-GAAP Financial Measures

Adjusted EBITDAR is a financial valuation measure and Adjusted Net Income and Adjusted CFFO are financial performance measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).  Non-GAAP financial measures may have material limitations in that they do not reflect all of the costs associated with our results of operations as determined in accordance with GAAP.  As a result, these non-GAAP financial measures should not be considered a substitute for, nor superior to, financial results and measures determined or calculated in accordance with GAAP.

Adjusted EBITDAR is a valuation measure commonly used by our management, research analysts and investors to value companies in the senior living industry.  Because Adjusted EBITDAR excludes interest expense and rent expense, it allows our management, research analysts and investors to compare the enterprise values of different companies without regard to differences in capital structures and leasing arrangements.

The Company believes that Adjusted Net Income and Adjusted CFFO are useful as performance measures in identifying trends in day-to-day operations because they exclude the costs associated with acquisitions and conversions and other items that do not ordinarily reflect the ongoing operating results of our primary business.  Adjusted Net Income and Adjusted CFFO provide indicators to management of progress in achieving both consolidated and individual business unit operating performance and are used by research analysts and investors to evaluate the performance of companies in the senior living industry.

The Company strongly urges you to review on the last page of this release the reconciliation of income from operations to Adjusted EBITDAR and the reconciliation of net (loss) income to Adjusted Net (Loss) Income and Adjusted CFFO, along with the Company’s consolidated balance sheets, statements of operations, and statements of cash flows.

Reconciliation of Non-GAAP Financial Measures

CAPITAL SENIOR LIVING CORPORATION
NON-GAAP RECONCILIATIONS
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015

Adjusted EBITDAR
Income from operations	$3,686	$5,676	$13,633	$13,074
Depreciation and amortization expense	14,400	12,722	44,103	38,985
Stock-based compensation expense	2,479	2,301	7,482	6,745
Facility lease expense	15,500	15,321	46,150	45,875
Provision for bad debts	405	329	1,214	873
Casualty losses	634	306	1,069	827
Transaction and conversion costs	1,663	543	3,063	2,007
Communities being repositioned/leased up	(779)	(776)	(2,434)	(2,127)
Adjusted EBITDAR	$37,988	$36,422	$114,280	$106,259

Adjusted Revenues
Total revenues	$111,436	$104,420	$331,643	$304,648
Communities being repositioned/leased up	(4,399)	(4,648)	(13,198)	(13,431)
Adjusted revenues	$107,037	$99,772	$318,445	$291,217

Adjusted net (loss) income and Adjusted net (loss) income per share
Net (loss) income	$(7,076)	$2,871	$(17,507)	$(8,334)
Casualty losses	634	306	1,069	827
Transaction and conversion costs	1,663	543	2,831	2,007
Resident lease amortization	2,583	3,029	9,593	10,836
Write-off of deferred loan costs and prepayment premium	-	102	-	973
Loss (Gain) on disposition of assets	16	(6,418)	53	(6,247)
Tax impact of Non-GAAP adjustments (37%)	(1,812)	902	(5,012)	(3,107)
Deferred tax asset valuation allowance	2,976	(1,306)	6,398	3,044
Tax impact of 4 property sale	-	1	-	292
Communities being repositioned/leased up	334	289	994	995
Adjusted net (loss) income	$(682)	$319	$(1,581)	$1,286

Diluted shares outstanding	28,959	28,733	28,879	28,670

Adjusted net (loss) income per share	$(0.02)	$0.01	$(0.05)	$0.04

Adjusted CFFO
Net (loss) income	$(7,076)	$2,871	$(17,507)	$(8,334)
Non-cash charges, net	19,597	9,466	59,466	42,861
Lease incentives	(1,968)	-	(5,858)	-
Recurring capital expenditures	(1,155)	(1,109)	(3,451)	(3,291)
Casualty losses	634	306	1,069	827
Transaction and conversion costs	1,663	543	2,831	2,007
Tax impact of 4 property sale	-	1	-	292
Tax impact of Spring Meadows Transaction	(106)	(106)	(318)	(318)
Communities being repositioned/leased up	(1)	(14)	(92)	143
Adjusted CFFO	$11,588	$11,958	$36,140	$34,187